Exhibit 4(c)

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The Gorman-Rupp Company (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its common shares, without par value (the “Common Shares”).

The following is a summary of the terms and provisions of the Company’s Common Shares. The rights of the holders of the Common Shares are governed by the Ohio Revised Code, the Company’s Amended Articles of Incorporation, as amended (“Articles of Incorporation”) and the Company’s Amended Code of Regulations (“Regulations”), each of which is filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and each of which may be amended from time to time. The following summary is qualified by reference to the Articles of Incorporation, the Regulations and applicable provisions of Ohio law.

Certain provisions of the Ohio Revised Code, the Articles of Incorporation and Regulations summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for the shares held by such shareholder.

Common Shares

Under the Articles of Incorporation, the Company’s authorized capital stock consists of 35,000,000 Common Shares.

The holders of the Common Shares are entitled to one vote for each share on all matters upon which shareholders have the right to vote and, upon proper notice, are entitled to cumulative voting rights in the election of directors. The Common Shares do not have any preemptive rights, are not subject to redemption and do not have the benefit of any sinking fund. Holders of the Common Shares are entitled to receive such dividends as the Company’s directors from time to time may declare out of funds legally available therefor. In the event of the Company’s liquidation, holders of the Common Shares are entitled to share in any of the Company’s assets remaining after satisfaction in full of the Company’s liabilities and satisfaction of such dividend and liquidation preferences as may be possessed by the holders of other classes of securities the Company may have outstanding in the future.

The transfer agent and registrar for the Common Shares is Broadridge Corporate Issuer Solutions, Inc.

Ohio Control Share Acquisition Statute

The Ohio Control Share Acquisition Statute requires the prior authorization of the shareholders of certain corporations in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of 20% or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power. In the event an acquiring person proposes to make such an acquisition, the person is required to deliver to the corporation a statement disclosing, among other things, the number of shares owned, directly or indirectly, by the person, the range of voting power that may result from the proposed acquisition and the identity of the acquiring person. Within 10 days after receipt of this statement, the corporation must call a special meeting of shareholders to vote on the proposed acquisition. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting excluding the voting power of all “interested shares.” Interested shares include any shares held by the acquiring person and those held by officers and directors of the corporation as well as by certain others, including many holders commonly characterized as arbitrageurs. The Ohio Control Share Acquisition Statute does not apply to a corporation if its articles of incorporation or code of regulations state that the statute does not apply to a corporation. Neither the Articles of Incorporation nor the Regulations of the Company contain a provision opting out of this statute.

Ohio Interested Shareholder Statute

Chapter 1704 of the Ohio Revised Code prohibits certain corporations from engaging in a “chapter 1704 transaction” with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, among other things:

•	the articles of incorporation expressly provide that the corporation is not subject to the statute (we have not made this election); or

•	the board of directors of the corporation approves the chapter 1704 transaction or the acquisition of the shares before the date the shares were acquired.

After the three-year moratorium period, the corporation may not consummate a chapter 1704 transaction unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the voting power in the election of directors and the holders of a majority of the voting shares, excluding all shares beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or the shareholders receive certain minimum consideration for their shares. A chapter 1704 transaction includes certain mergers, sales of assets, consolidations, combinations and majority share acquisitions involving an interested shareholder. An interested shareholder is defined to include, with limited exceptions, any person who, together with affiliates and associates, is the beneficial owner of a sufficient number of shares of the corporation to entitle the person, directly or indirectly, alone or with others, to exercise or direct the exercise of 10% or more of the voting power in the election of directors after taking into account all of the person’s beneficially owned shares that are not then outstanding.

Mergers, Acquisitions, Share Purchases and Certain Other Transactions

The Ohio Revised Code requires approval of mergers, dissolutions, dispositions of all or substantially all of a corporation’s assets and majority share acquisitions and combinations involving issuance of shares representing one-sixth or more of the voting power of the corporation immediately after the consummation of the transaction (other than so-called “parent-subsidiary” mergers), by two-thirds of the voting power of a corporation, unless the articles of incorporation specify a different proportion (but not less than a majority). The Articles of Incorporation of the Company do not specify a voting power proportion different than that specified by Ohio law in connection with the approval of these transactions.

Amendments to Constituent Documents

Ohio law permits the adoption of amendments to articles of incorporation if those amendments are approved at a meeting held for that purpose by the holders of shares entitling them to exercise two-thirds of the voting power of the corporation, or a lesser, but not less than a majority, or greater vote as specified in the articles of incorporation. The Articles of Incorporation of the Company do not specify a voting power proportion different than that specified by Ohio law in connection with the approval of amendments to the Articles of Incorporation.

Ohio law permits adoption of amendments to regulations by an affirmative vote of the majority of shares entitled to vote or by written consent from holders of two-thirds of the shares entitled to vote or by written consent or vote of a greater or lesser proportion as provided in the articles of incorporation or regulations but not less than the majority of voting power. The Regulations of the Company may be amended by the Company’s shareholders by the affirmative vote of a majority of the voting power of the Company at a meeting held for that purpose, or without a meeting by the affirmative written consent of a majority of the voting power of the Company.